FORETHOUGHT LIFE INSURANCE COMPANY

Sarah M. Patterson
Vice President and Assistant General Counsel
Law Department
Direct Dial: (860) 325-1538
Fax: (800) 325-1539

October 9, 2015

Ms. Deborah D. Skeens

Senior Counsel

Securities and Exchange Commission

Disclosure Review Office

100 F Street, N.E.

Washington, D.C.  20549-8629

Re:                             Forethought Life Insurance Company Separate Account A

File Nos. 333-205718; 333-206448; 811-22726

Dear Ms. Skeens:

Thank you for your comments on October 8, 2015 regarding our N-4A filings for the above-referenced file numbers.  Below please find our response following your comments in bold, italics.  Page numbers refer to the courtesy copy of the registration statement provided to the staff.  The page numbers reference the pages of ForeInvestors Choice.  All responses, with the exception of number 2, have also been applied to ForeInvestors Choice - I Share.

1.              COMMENT:                        In the Total Fund Operating Expenses, please replace, if correct, “Sub-Account” asset with “Fund”. (pg. 6)

RESPONSE:                        Agreed.  Registrant replaced Sub-Account with Fund.

2.              COMMENT:                        In the Fixed Account and Multi-Year Guaranteed Account Section, please clarify how Contract Owners can learn of the current interest rates. (pgs. 11, 13)

RESPONSE:                        Agreed.  Registrant has added disclosure in both sections that Contract Owners can call us to learn of renewal interest rates.

3.              COMMENT:                        In the Annuity Payout section, please clarify the sentence that “upon annuitization, your Contract Value will be moved to the General Account” does not apply to Variable Dollar Amount Annuity Payouts. (pg. 27)

RESPONSE:                        Agreed.  Registrant clarified the disclosure does not apply to the Variable Dollar Amount Annuity Payout.

4.              COMMENT:                        Earnings Protection Death Benefit.  Please add disclosure under “does this rider replace the standard Death Benefit” that if there is no or negative growth, the Earnings Protection Death Benefit provides no benefit and the standard Death Benefit will apply. (pg. 30)

RESPONSE:                        Agreed.  Registrant added disclosure that if there is no or negative growth, the Earnings Protection Death Benefit provides no benefit and the standard Death Benefit will apply.

5.              Lifetime Spending Account (pgs. 32 - 39):

a.              Under the Objective, please clarify in the objective whether systematic withdrawal programs are optional and if they are, please adjust the objective. (pg. 32)

RESPONSE:                        Agreed.  Registrant confirms that systematic withdrawal programs are optional and for clarity, re-worded the objective to state that the “Lifetime Spending Account is to provide structured payouts with integrated longevity insurance in the form of Lifetime Annual Payments…”.

b.              Under the Objective, please clarify that Lifetime Annual Payments are “subject to conditions” refers to the Lifetime Annual Payments not being guaranteed under the rider under age 59½.  Please also clarify that Lifetime Annual Payments are only available after annuitization provided the Contract Owner elects the Variable Dollar Amount Annuity Payout. (pg. 32)

c.               RESPONSE:                        Agreed.  Registrant revised the disclosure to state Lifetime Annual Payments are not guaranteed under age 59½ and Lifetime Annual Payments are only available after annuitization provided the Contract Owner elects the Variable Dollar Amount Annuity Payout.

d.              Under “How does the rider help achieve this goal?” please capitalize Lifetime Payments. (pg. 33)

RESPONSE:                        Agreed.

e.               Under “How does the rider help achieve this goal?” please add disclosure that the Variable Dollar Amount Annuity Payout is not the default and must be elected. (pg. 33)

RESPONSE:                        Agreed.  Registrant added disclosure that the Variable Dollar Amount Annuity Payout is not the default and must be elected.

f.                 Under “Withdrawal Base” for clarity, please re-word the sentence “with the Lifetime Spending Account you receive a 6% Deferral Bonus every year during the Deferral Bonus Period.” (pg. 33)

RESPONSE:                        Agreed.  Registrant clarified the disclosure to state with the Lifetime Spending Account you receive a 6% Deferral Bonus every year until you make a withdrawal.”

g.              Under “Withdrawal Base” please do not capitalize “Adjustment” referencing “Assumed Investment Return adjustment” and remove the word adjustment in the paragraph immediately following. (pg. 34)

RESPONSE:                        Registrant has confirmed “Assumed Investment Return Adjustment” is a defined term and has kept “Adjustment” capitalized.  Registrant has removed the word Adjustment in the paragraph immediately following.

h.              Under “Deferral Bonus Base” with respect to subsequent premium payments resetting the Lifetime Annual Payments, please clarify how the Smoothing Feature would reset with a mid-year subsequent payment.  Please clarify supplementally and add disclosure. (pg. 35)

RESPONSE:                        Agreed.  Registrant added clarifying disclosure that subsequent Premium Payments immediately increase your Lifetime Annual Payments and Contract Value and are not subject to the Smoothing Feature, if and until the Smoothing Feature is applied on a Contract Anniversary.

i.                 Under “What happens if you annuitize your Contract” please clarify, if true, the statement “[i]n order to receive Lifetime Spending Account Lifetime Annual Payments, the Variable Dollar Amount Annuity Payouts must be elected” only applies to Lifetime Annual Payments post annuitization.  Please also bold this sentence. (pg. 37)

RESPONSE:                        Agreed.  Registrant clarified the Variable Dollar Amount Annuity Payout must be elected in order to continue Lifetime Annual Payments after annuitization.  The sentence, with the clarifying language, has been bolded.

j.                 Under “Fixed Dollar Amount Annuity Payouts” please clarify the last sentence and note that the disclosure doesn’t apply to the Variable Dollar Amount Annuity Payout. (pg. 37)

RESPONSE:                        Agreed.  Registrant has added disclosure that Variable Dollar Amount Annuity Payouts must be elected for variable payouts.  Registrant has also clarified the Contract Value must be annuitized and that upon annuitization, it is the Contract Value, not the Withdrawal Base, that will be annuitized.

k.              Under “Variable Dollar Amount Annuity Payouts” please add an example and a cross-reference to a calculation of Annuity Unit Value. (pg. 38)

RESPONSE:                        Agreed.  Registrant added the following example for an Annuity Unit Value calculation in Appendix A and included a cross-reference to the example.

Annuity Unit Value Example

Assume that the 12/31/2013 Annuity Unit Value of Sub-Account A is 9.5248 and that the 1/1/2014 Net Investment Factor for Sub-Account A is 1.05 (reflecting the daily investment performance of the underlying Sub-Account).  The Annuity Unit Value for 1/1/2014 is determined by multiplying the 12/31/2013 Annuity Unit Value by the 1/1/2014 Net Investment Factor divided by the sum of 1 plus the effective Assumed Investment Return = 9.5248 * (1.05) / ((1.04) ^ (1/365)) = 10.0000.  The Annuity Unit Value of Sub-Account A is used in the Variable Dollar Amount Annuity Payouts Example below.

l.                 Under “Other Information” please bold the last sentence on page 38.

RESPONSE:                        Agreed.

Thank you for your comments.  We hope the information provided above is responsive.  Please let us know if you have any additional comments or questions.

Kind Regards,

/s/ Sarah M. Patterson

Sarah M. Patterson
Vice President and Assistant General Counsel